

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Via E-mail
Mr. Ron Zwanziger
Chairman, President and CEO
Alere, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

> **Re:** **Alere, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-16789**

Dear Mr. Zwanziger:

We have reviewed your September 1, 2011 response to our August 2, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial condition and Results of Operations
Critical Accounting Policies
Valuation of Goodwill, page 52

1. We acknowledge your response to our comment one. Please demonstrate to us that the performance of your health management segment/reporting unit for the first three quarters of 2010 was "roughly in line" with your internal financial expectations from your 2009 goodwill impairment test and the degree to which deterioration from these expectations occurred in the fourth quarter. Also explain to us what specifically changed in the fourth quarter of 2010 resulting in the impairment.

Notes to Consolidated Financial Statements
(17) Financial Information by Segments, page F-62

2. Please revise your proposed disclosure provided in response to comment five to disclose your revenue by the product/service groups identified on pages three through nine of your filing. If you believe it is appropriate to group products/services at your reportable segment level, please explain to us why. In this regard, for example, it does not appear that the cardiology, women's health, infectious disease, oncology and toxicology offerings of your professional diagnostics segment are similar. On the other hand, if you believe providing this information is impracticable, please explain to us why and revise your proposed disclosure to disclose this fact.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant